                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  8 )*

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    013068200
                    -----------------------------------------
                                 (CUSIP Number)

Marshall E. Eisenberg                          Bernice E. Lavin
NEAL, GERBER & EISENBERG                       2525 Armitage Avenue
Two North LaSalle Street, Suite 2200           Melrose Park, Illinois  60160
Chicago, Illinois  60602                       (708) 450-3101
(312) 269-8020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2002
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages

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------------------------                                 -----------------------
 CUSIP NO. 013068200                    13D                 Page 2 of 5 Pages
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--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bernice E. Lavin
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) [_]
                                                                      (b) [X]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS *
             Not applicable
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)                                                      [_]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
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            NUMBER               7    SOLE VOTING POWER
                                           307,942**
          OF SHARES           --------------------------------------------------

         BENEFICIALLY            8    SHARED VOTING POWER
                                           8,025,612**
           OWNED BY
                              --------------------------------------------------
             EACH
                                 9    SOLE DISPOSITIVE POWER
          REPORTING                        307,942**

            PERSON            --------------------------------------------------

             WITH                10   SHARED DISPOSITIVE POWER
                                           8,025,612**

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,333,554**

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
                                                                          [X]
        Excluded are 922 Class B shares held directly by Lavin's spouse.
        Lavin disclaims beneficial ownership of such shares.
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
             25.08%**
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON *
             IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share-for-share basis into Class A shares.

------------------------                                 -----------------------
 CUSIP NO. 013068200                    13D                 Page 3 of 5 Pages
------------------------                                 -----------------------


Item 1. Security and Issuer.

        Title of Class of Securities:        Class A common stock, $.22 par
                                             value per share ("Class A shares")

        Name and Address of Issuer:          Alberto-Culver Company (the
                                             "Company")
                                             2525 Armitage Avenue
                                             Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:          Bernice E. Lavin ("Lavin")


        (b)  Address:                        c/o Bernice E. Lavin
                                             2525 Armitage Avenue
                                             Melrose Park, IL  60160

        (c)  Principal Business:             Lavin, an individual, is a
                                             Director, Vice Chairman, Secretary
                                             and Treasurer of the Company


        (d)  Prior Criminal Convictions:     None

        (e)  Prior Civil Proceedings With
             Respect to Federal or State
             Securities Laws:                None

        (f)  Citizenship/Organization:       U.S. Citizen



Item 3. Source and Amount of Funds or Other Consideration.

        On July 2, 2002 pursuant to an underwritten public offering, (i) trusts to which Lavin has sole voting and investment power sold 393,936 Class B shares; (ii) a trust, to which Lavin shares voting and investment power with Carol L. Bernick, sold 300,600 Class B shares; (iii) a trust, to which Lavin shares voting and investment power with Leonard H. Lavin, sold 400,000 Class B shares; and (iv) the Lavin Family Foundation, a charitable private foundation of which Lavin is the Treasurer and a Director (the "Lavin Family Foundation"), to which Lavin shares voting and investment power with Leonard H. Lavin and Carol L. Bernick, sold 240,000 shares, in each case at an initial price to the public of $48.20 per share, less an underwriting discount of $1.93 per share, for a price to Lavin (prior to expenses payable by Lavin related to the offering) of $46.27 per share.

Item 4. Purpose of Transaction.

        The transactions were for the Lavin family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

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------------------------                                 -----------------------
 CUSIP NO. 013068200                    13D                 Page 4 of 5 Pages
------------------------                                 -----------------------


Item 5. Interest in Securities of the Issuer.

        (a) (i) Amount of Class A shares Beneficially Owned: 8,333,554 shares total; 294 Class B shares held directly; 1,771,549 Class B shares and 64 Class A shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"); 1,638,335 Class B shares held as co-trustee of the 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01 (the "2001 BEL GRAT"); 1,760,853 Class B shares as co-trustee of the 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01 (the "2001 LHL GRAT"); 2,073,529 Class B shares and 5,704 Class A shares held as co-trustee by the Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"); 307,648 Class A shares held as trustee or co-trustee of various trusts for the benefit of her children and grandchildren; 100,200 Class A shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation.

            (ii) Percentage of Class A Shares Beneficially Owned: 25.08% total: .001% held directly; 6.45% as co-trustee of the BEL Trust; 5.99% as co-trustee of the 2001 BEL GRAT; 6,41% as co-trustee of the 2001 LHL GRAT; 7.48% as co-trustee of the LHL Trust; 1.20% as trustee or co-trustee of trusts for the benefit of Lavin's children and grandchildren; .39% as co-trustee of a trust for the benefit of Mrs. Bernick; and 2.60% by Lavin Family Foundation (based on 25,708,144 Class A shares outstanding as of June 12, 2002).

            ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

        (b) Number of Class A Shares as to Which Lavin Has:,

            (i)   Sole power to  vote:           307,942/1/

            (ii)  Shared power to vote:        8,025,612/2/

            (iii) Sole power to dispose:         307,942/1/

            (iv)  Shared power to dispose:     8,025,612/2/


        /1/ The 307,942 shares held by Lavin and reflected as sole power to vote and sole power to dispose include 307,648 Class A shares held as trustee or co-trustee of trusts for the benefit of Lavin's children and grandchildren and 294 Class B shares held directly.

        /2/ The 8,025,612 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 1,771,549 Class B shares and 64 Class A shares held by the BEL Trust; 1,638,335 Class B shares held by the 2001 BEL GRAT; 1,760,853 Class B shares held by the 2001 LHL GRAT; 2,073,529 Class B shares and 5,704 Class A shares held by the LHL Trust; 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation; and 100,200 Class A shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

Lavin shares the power to vote and dispose of the 2,073,529 Class B shares and 5,704 Class A shares held by the LHL Trust, 1,771,549 Class B shares and the 64 Class A shares held by the BEL Trust and 395,378 Class A shares and 280,000 Class B shares held by Lavin Family Foundation with Leonard H. Lavin and Carol
L. Bernick. Lavin shares the power to vote and dispose of the 1,638,335 Class B shares held by the 2001 BEL GRAT and the 1,760,853 Class B shares held by the 2001 LHL GRAT with Leonard H. Lavin. Lavin shares the power to vote and dispose of the 100,200 Class A shares held in a trust for the benefit of Carol L. Bernick with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

------------------------                                 -----------------------
 CUSIP NO. 013068200                    13D                 Page 5 of 5 Pages
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
             (i)    Name of Person:                 (1)      Leonard H. Lavin
                                                    (2)      Carol L. Bernick

             (ii)   Address:                        (1),(2)  2525 Armitage Avenue
                                                             Melrose Park, Illinois 60160

             (iii)  Principal Business:             (1)      Leonard H. Lavin, an individual,
                                                             is a Director and the Chairman
                                                             of the Company.
                                                    (2)      Carol L. Bernick, an individual,
                                                             is a Director, Vice Chairman and
                                                             Assistant Secretary of the Company,
                                                             and President Alberto-Culver
                                                             Consumer Products Worldwide, a
                                                             division of the Company.

             (iv)   Prior Criminal Convictions:     None.

             (v)    Prior Civil Proceedings With
                    Respect to Federal or State
                    Securities Laws:                None.

             (vi)   Citizenship/Organization:       U.S. Citizen.


             Excluded are 922 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

        (c)  None, except as described in Item 3 above.

        (d)  None.

        (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None.

Item 7. Material to be Filed as Exhibits.

             None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002







Signature:  /s/ Bernice E. Lavin
          ----------------------------------------------------

Name/Title:    Bernice E. Lavin, individually; as trustee and
               co-trustee of various trusts and as an officer of the Lavin Family Foundation.